Annual Shareholder Meeting Results

The Funds held their annual meetings of shareholders on December
 19, 2017. Common/Preferred shareholders voted as indicated below:

PIMCO New York Municipal Income Fund II
 Affirmative
 Withheld Authority

Reelection of Bradford K. GallagherClass III to serve until the annual meeting for held during the 2020 fiscal year
	9,838,751
	194,001

Election of William B. Ogden, IVClass III to serve until the annual Meeting held during the 2020 fiscal year
	9,838,751
	194,001

Reelection of Craig A. DawsonClass III to serve until the annual meeting held during the 2020 fiscal year
	9,838,751
	194,001

Election of John C. ManeyClass I to serve until the annual meeting held during the 2018 fiscal year
	9,838,751
	194,001

The other members of the Board of Trustees at the time of the meeting, namely, Ms. Deborah A. DeCotis and Messrs. James A.
 Jacobson, Hans W.Kertess, and Alan Rappaport continued to serve as Trustees of the Fund.